Exhibit 2

FOR IMMEDIATE RELEASE	3 January 2013

WPP PLC (“WPP”)

GroupM acquires majority stake in PLAY Communication,

a leading experiential marketing agency in Australia

WPP announces that its wholly owned operating company, GroupM, WPP’s global media investment management arm, has acquired a majority stake in PLAY Communication Pty Ltd (“PLAY”), a leading experiential marketing agency based in Sydney, Australia.

Founded in 2002, PLAY offers activation, sponsorship, digital and branding services. The company employs around 23 people and clients include Optus, Volkswagen, Qantas, Coty, Tourism Queensland, Charles Darwin University, ASOS and others.

PLAY’s unaudited revenues for the financial year ended 30 June 2012 were approximately A$4.1 million, with gross assets at the same date of approximately A$2.8 million.

In Asia Pacific, WPP has revenues (including associates) of around US$4.7 billion and employs some 46,000 people (including associates).

For further information:

Feona McEwan	+44 20 7408 2204

www.wppinvestor.com